Exhibit 20

          Parker & Parsley Reports Second Quarter and Six Month Results

     Midland, Texas, July 29, 1997...Parker & Parsley Petroleum Company("Parker & Parsley") (NYSE:PDP) today announced financial and operating results for the second quarter and six months ended June 30, 1997.

                               Second Quarter 1997

     Parker & Parsley reported net income of $7.4 million ($.21 per share) on revenues of $102.3 million compared to net income of $80.2 million ($2.24 per share) on revenues of $182.5 million for the second quarter of 1996. The decrease in net income was directly attributable to lower crude oil and natural gas prices along with higher exploration expense associated with the Company's expanding exploration efforts. In addition, the second quarter of 1996 included a $68.4 million ($1.91 per share) gain on disposition of assets which primarily resulted from the Company's divestiture of its Australasian oil and gas properties.

            Net cash provided by operations was $51.1 million and total weighted average shares outstanding was 35.4 million for the second quarter of 1997.

     For the second  quarter,  daily oil production  increased  3,042 barrels or
10.6 percent to 31,663 barrels compared to 28,621 barrels during the second quarter of 1996. Daily natural gas production increased 19.3 million cubic feet or 9.5 percent to 222.2 million cubic feet from 202.9 million cubic feet during the same period in 1996. Parker & Parsley's average crude oil price decreased $2.00 per barrel or 9.8 percent to $18.41 per barrel compared to $20.41 per barrel in the second quarter of 1996. The Company's average natural gas price decreased $.14 per Mcf or 6.3 percent to $2.07 per Mcf compared to $2.21 per Mcf for the same period in 1996.

     Parker & Parsley Chairman, Scott D. Sheffield, stated "The strong increases in oil and gas production volumes is the direct result of the Company's extensive drilling program. The Company looks forward to the impending merger with Mesa with great enthusiasm. The new Pioneer Natural Resources will have an inventory of over 2,000 drilling locations, primarily located in the Spraberry, West Panhandle and Hugoton Fields which we intend to exploit over the next three years."

                                Year-to-Date 1997

      For the six months ended June 30, 1997, Parker & Parsley reported net income of $26.0 million ($.74 per share) on revenues of $215.9 million, compared to net income of $94.9 million ($2.66 per share) on revenues of $300.8 million for the same period in 1996. The first half of 1996 period includes a $74.8 million ($2.10 per share) gain on disposition of assets, offsetting the impact of higher oil and gas production rates and reductions in production and interest costs for the 1997 period.

     Year-to-date, net cash provided by operations was $124.6 million and total weighted average shares outstanding was 35.4 million.

     For the first half of 1997, daily oil production, net of production associated with assets sold during 1996, increased 3,738 barrels or 13.3 percent to 31,787 barrels compared to 28,049 barrels during the 1996 period and daily natural gas production, net of production associated with assets sold during 1996, increased 30.4 million cubic feet or 16.5 percent to 215.2 million cubic feet from 184.8 million cubic feet during the same period in 1996. The Company's average crude oil price decreased $.10 per barrel to $19.20 per barrel compared to $19.30 in the first half of 1996. The Company's average natural gas price increased $.12 per Mcf or 5.6 percent to $2.26 per Mcf compared to $2.14 per Mcf for the same period in 1996.

                            Pioneer Natural Resources

     As previously announced, Parker & Parsley and MESA Inc. have signed a definitive agreement to merge and create Pioneer Natural Resources Company, the third largest independent oil and gas exploration and production company in the United States. On June 27, 1997, the Securities and Exchange Commission declared effective the Joint Proxy Statement/Prospectus for the proposed merger. Both companies have scheduled special meetings on August 7, 1997 for stockholders to vote on the proposed merger.

     Scott D. Sheffield, Chief Executive Officer of Pioneer Natural Resources stated " With the recent activity in the oil and gas industry, Pioneer Natural Resources has positioned itself as an industry leader. Pioneer's growth strategy is based upon internal growth through development of its existing asset base, enhancement of its exploration efforts and strategic acquisitions and mergers. We look forward to the finalization of the merger on August 7 and Pioneer's ability to take advantage of opportunities that will bring additional value to our shareholders."

           Parker & Parsley Petroleum Company is one of the largest public independent oil and gas exploration and production companies in the United States. Parker & Parsley's oil and gas properties are located in the United States, principally in the Permian Basin of West Texas, the onshore Gulf Coast region of South Texas and Louisiana, the Mid-Continent region and in Argentina.

                                      #####

For Information Contact:

Lon C. Kile (915) 683-4768
                                        6

                       PARKER & PARSLEY PETROLEUM COMPANY

                     CONDENSED CONSOLIDATED BALANCE SHEETS
                                 (in thousands)




                                                   June 30,    December 31,
ASSETS                                               1997          1996
                                                  ----------    ----------
Current assets                                    $   99,412    $  117,039
Oil & Gas Properties                               1,577,736     1,426,382
Gas Processing Facilities                             50,770        59,276
Accumulated DD&A                                    (489,143)     (445,238)
Other Assets, Net                                     44,727        42,406
                                                   ---------    ----------
                                                  $1,283,502    $1,199,865
                                                   =========    ==========
LIABILITIES & STOCKHOLDERS' EQUITY

Current Liabilities                               $   89,178    $   90,970
Long-Term Debt                                       349,457       320,908
Other Noncurrent Liabilities                          27,336         8,071
Deferred Income Taxes                                 73,800        60,800
Preferred Stock of Subsidiary                        188,820       188,820
Stockholders' Equity                                 554,911       530,296
                                                   ---------    ----------
                                                  $1,283,502    $1,199,865
                                                   =========    ==========
                                    7

                       PARKER & PARSLEY PETROLEUM COMPANY

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                   (in thousands, except for per share data)


                                           Three Months Ended        Six Months Ended
                                                June 30,                 June 30,
                                            1997        1996         1997        1996
                                         ---------   ----------   ---------   ---------
REVENUES:
  Oil & Gas                              $  94,847   $   93,989   $ 198,626   $ 192,014
  Natural Gas Processing                     4,954        5,685      11,819      11,104
  Interest & Other                             680        1,256       2,833       2,423
  Gain on Disposition of Assets, Net         1,862       81,578       2,637      95,249
                                          --------    ---------    --------    --------
                                           102,343      182,508     215,915     300,790
COSTS AND EXPENSES:
  Oil & Gas Production                      22,397       22,042      44,208      47,841
  Production Taxes                           4,914        4,868      11,184       9,563
  Natural Gas Processing                     2,601        2,837       6,098       6,035
  DD&A - Oil & Gas                          28,491       26,177      54,860      54,773
  DD&A - Gas Plants & Other                  2,388        2,282       4,649       4,865
  Exploration & Abandonments                10,800        5,775      18,415      10,761
  G&A                                        8,270        6,630      14,990      12,990
  Interest                                  10,259       11,370      20,154      26,052
  Other                                        410          971         831       1,344
                                          --------    ---------    --------    --------
                                            90,530       82,952     175,389     174,224
                                          --------    ---------    --------    --------

Income Before Income Taxes                  11,813       99,556      40,526     126,566

  Income Tax Provision                      (4,400)     (19,400)    (14,500)    (31,700)
                                          --------    ---------    --------    --------

Net Income                               $   7,413   $   80,156   $  26,026   $  94,866
                                          ========    =========    ========    ========

Net Income Per Share:
  Primary                                $    0.21   $     2.24   $    0.74   $    2.66
                                          ========    =========    ========    ========
  Fully Diluted                          $    0.21   $     1.93   $    0.71   $    2.32
                                          ========    =========    ========    ========

Dividends Declared Per Share             $      -    $       -    $    0.05   $    0.05
                                          ========    =========    ========    ========

Weighted Average Shares Outstanding         35,363       35,803      35,364      35,700
                                          ========    =========    ========    ========

                       PARKER & PARSLEY PETROLEUM COMPANY

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (in thousands)


                                                 Three Months Ended        Six Months Ended
                                                      June 30,                  June 30,
                                                  1997        1996        1997          1996
                                               ---------   ---------   -----------   -----------
CASH FLOWS FROM OPERATIONS:
Net Income                                     $   7,413   $  80,156   $    26,026   $    94,866
Depletion, Depreciation & Amortization            30,879      28,459        59,509        59,638
Exploration Expenses, including dry holes          8,168       4,339        14,191         8,247
Deferred Income Taxes                              2,600      19,400        11,400        31,700
Gain on Disposition of Assets, Net                (1,862)    (81,578)       (2,637)      (95,249)
Other Noncash Items                                1,733       1,417         2,180         1,677
Net Changes in Operating Assets & Liabilities      2,199       1,654        13,924        19,692
                                                --------    --------    ----------    ----------
Net Cash Provided by Operations                   51,130      53,847       124,593       120,571

Net Cash Provided by (Used in) Investing         (90,096)     78,920      (157,972)      147,699
Net Cash Provided by (Used in) Financing          39,384     (98,999)       24,511      (228,434)
                                                --------    --------    ----------    ----------
Effect of Exchange Rate Changes
  on Cash & Cash Equivalents                          -           -             -            290
Net Increase (Decrease) in Cash &
  Cash Equivalents                                   418      33,768        (8,868)       39,836
Cash & Cash Equivalents,
  Beginning of Period                              9,425      26,298        18,711        19,940
                                                --------    --------    ----------    ----------
Cash & Cash Equivalents,
  End of Period                                $   9,843   $  60,066   $     9,843   $    60,066
                                                ========    ========    ==========    ==========


                       PARKER & PARSLEY PETROLEUM COMPANY

                    SUMMARY PRODUCTION, PRICE AND COST DATA





                                 Three Months Ended       Six Months Ended
                                       June 30,               June 30,
                                    1997      1996         1997      1996
                                  -------   -------      -------   -------
Average Daily Production:
Oil (Bbls)                         31,663    28,621       31,787    31,432
Gas (Mcf)                         222,210   202,862      215,230   209,866


Total Production:
  Oil (MBBLS)                       2,881     2,604        5,753     5,721
  Gas (MMCF)                       20,221    18,460       38,957    38,196
  Equivalent Barrels (MBOE)         6,251     5,681       12,246    12,087


Average Price:
  Oil                              $18.41    $20.41       $19.20    $19.30
  Gas                               $2.07     $2.21        $2.26     $2.14


Production Costs Per BOE:
  Operating Expenses                $3.58     $3.88        $3.61     $3.96
  Production Taxes                  $0.79     $0.86        $0.91     $0.79
                                  -------   -------      -------   -------
  Total                             $4.37     $4.74        $4.52     $4.75

